Exhibit 99.2

Announcement Thursday, 8 May 2025	Woodside Energy Group Ltd. ACN 004 898 962 Mia Yellagonga 11 Mount Street Perth WA 6000 Australia T +61 8 9348 4000 www.woodside.com ASX: WDS NYSE: WDS

2025 ANNUAL GENERAL MEETING VOTING RESULTS

Woodside advises that resolutions 2(a), 2(b), 2(c), 3, 4 and 5 put to the Annual General Meeting of members held on 8 May 2025 were carried. Following is information on the voting outcome in respect of each resolution put to the meeting:

Item 2(a)	Ms Ann Pickard is re-elected as a Director	For	845,195,987	80.55%
		Against	204,072,227	19.45%
		Abstain	8,451,154
Item 2(b)	Mr Ben Wyatt is re-elected as a Director	For	1,010,504,739	95.78%
		Against	44,506,771	4.22%
		Abstain	2,704,310
Item 2(c)	Mr Tony O’Neill is elected as a Director	For	1,035,024,890	99.58%
		Against	4,410,378	0.42%
		Abstain	18,279,540
Item 3	Remuneration Report	For	885,023,806	84.68%
		Against	160,063,565	15.32%
		Abstain	12,570,683
Item 4	Approval of Grant of Executive Incentive Scheme Awards to CEO & Managing Director	For	1,039,501,440	98.65%
		Against	14,191,221	1.35%
		Abstain	4,013,543
Item 5	Renewal of proportional takeovers provision	For	1,052,446,249	99.82%
		Against	1,939,513	0.18%
		Abstain	3,313,499

INVESTORS Sarah Peyman M: +61 457 513 249 E: investor@woodside.com	MEDIA Christine Forster M: +61 484 112 469 E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

WOODSIDE ENERGY GROUP LTD 2025 ANNUAL GENERAL MEETING – VOTING RESULTS

The following information is provided in accordance with section 251AA(2) of the Corporations Act 2001 (Cth) and ASX Listing Rule 3.13.2.

Resolution details		Instructions given to validly appointed proxies (as at proxy close)				Direct votes (as at close of direct voting)			Number of votes cast on the poll (where applicable)			Resolution result
Resolution	Resolution type	For	Against	At the proxy’s discretion	Abstain	For	Against	Abstain	For	Against	Abstain*	Carried / Not carried
2(a) Ms Ann Pickard is re-elected as a Director	Ordinary	808,750,175	202,532,325	8,271,554	7,979,699	27,525,627	1,509,247	436,626	845,195,987 80.55%	204,072,227 19.45%	8,451,154	Carried
2(b) Mr Ben Wyatt is re-elected as a Director	Ordinary	973,765,444	43,242,407	8,274,860	2,251,042	27,814,353	1,227,459	429,688	1,010,504,739 95.78%	44,506,771 4.22%	2,704,310	Carried
2(c) Mr Tony O’Neill is elected as a Director	Ordinary	998,120,445	3,391,491	8,281,478	17,740,339	27,973,696	1,002,202	495,602	1,035,024,890 99.58%	4,410,378 0.42%	18,279,540	Carried
3 Remuneration Report	Ordinary	850,732,323	156,540,722	8,817,586	11,443,122	25,018,218	3,446,018	1,007,264	885,023,806 84.68%	160,063,565 15.32%	12,570,683	Carried
4 Approval of Grant of Executive Incentive Scheme Awards to CEO & Managing Director	Ordinary	1,006,696,775	9,447,848	8,276,867	3,112,263	24,035,614	4,647,798	787,604	1,039,501,440 98.65%	14,191,221 1.35%	4,013,543	Carried
5 Renewal of proportional takeovers provision	Special	1,016,076,162	835,094	8,273,311	2,348,366	27,481,244	1,092,398	897,858	1,052,446,249 99.82%	1,939,513 0.18%	3,313,499	Carried

*	Votes cast by a person who abstains on an item are not counted in calculating the required majority on a poll